[Wickersham & Murphy, P.C. Letterhead]
April 23, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Re:	S&W Seed Company
Registration Statement on Form S-1 (Registration No. 333-164588), Filed January 29, 2010
Your Comment Letter dated April 19, 2010 regarding Pre-Effective Amendment No. 3, Filed April 12, 2010

Ladies and Gentlemen:

        On behalf of our client, S&W Seed Company (the "Company"), we are hereby filing Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1. Amendment No. 4 reflects changes in response to the comments received by facsimile on April 19, 2010 from the staff of the Commission (the "Staff"), as further clarified in telephone conferences with the Staff on April 20 and 21.

        Please also note that Amendment No. 4 has increased the number of units and underlying securities being registered from 1,360,000 units to 1,400,000 units. Various exhibits (Exhibit 1.1, 4.5, 4.6 and 5.1) have been revised and refiled to reflect this change.

        The Company and advisors were well heartened by the comment on Wednesday that the Staff would like to "help get us across the finish line," in meeting our full disclosure obligations. Having discussed with the Staff most of the comments contained in the April 19, 2010 letter, we think that Amendment No. 4 and the explanations contained in this letter fully respond to the Staff's remaining concerns. The Company and the underwriters are prepared to request acceleration and would like to do so as soon as possible. The Staff's cooperation in assisting the Company to meet our disclosure obligations is greatly appreciated.

        The Company's responses to the Staff's April 19, 2010 comments are as follows:

Form S-1/A Filed April 12, 2010

General Comment

        1.     We note that you have revised your price range to increase the lower end of the range from $10 to $11 which was formerly the midpoint. The disclosure throughout your document continues to be based on $11 (see, e.g., Use of Proceeds), which is now the low end of your range. It was unclear to us why your disclosure has not been revised throughout to reflect the midpoint of the range. We further note that in some instances you continue to reflect $11 as the mid-point (see, e.g., Summary Pro Forma Consolidated Balance Sheet Data for S&W Seed at December 31, 3009 on page nine). Please advise or revise.

        Response:    After consultation between the Company and Paulson Investment Company, Inc., the representative of the several underwriters, the Company has eliminated the range of $11.00 to $12.00 and has stated an assumed initial public offering price of $11.00 per unit through Amendment No. 4. Inasmuch as the parties expect $11.00 to be the initial offering price, we believe that this change eliminates any question arising from the Staff's comment.

Risk Factors, page 11

        2.     We note your response to comment one from our letter dated March 22, 2010 that the warrants have been revised in response to the comment. However, the revisions made to the warrants do not address whether the company may redeem the warrants at a time when the warrant holders cannot exercise the warrants. Please revise the second risk factor and on page 20 and the subheading to clarify, if true, that the company may redeem the warrants when the warrant holders cannot exercise the warrants.

        Response:    As discussed with Jay Williamson of the Staff, the focus of the risk factor referred to in the Staff's comment is to note the possibility that a warrant call could occur at a time that would not be beneficial for particular warrantholders. In the event of a call, holders of warrants will have a short period of time to exercise their warrants or, if they do not exercise, they will receive the $0.25 redemption price. This 30-day redemption period could occur at a time when a warrantholder might not have the financial resources to exercise or may have other personal or business reasons preventing exercise during the redemption period. Therefore, there is a possibility that the Company could notice a redemption when some warrantholders could not exercise their warrants. Because of this possibility, the Company believes the existing risk factor disclosure is appropriate.

        Mr. Williamson confirmed our assumption that the point of the Staff's comment was the possibility of a warrant redemption at a time when the Company does not have a current and effective registration statement available covering the exercise of the warrants. As we discussed, that is a different issue than the subject of this risk factor. However, in order to alleviate that concern, and also in order to comply with Comment No. 9, the Company has revised the disclosure in the Amendment with respect to the right to redeem the Class A warrants and Class B warrants by expressly stating that there must be a current and effective registration statement available covering the exercise in addition to the specific triggers that allow the Company to call the warrants. Please see pages 7, 20 and 74. The form of Class A warrant and Class B warrant, as well as the Warrant Agreement, also have been modified to expressly make this statement, and Exhibits 4.3, 4.4 and 4.5, as modified, have been refiled as part of Amendment No. 4.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources

Summary of Cash Flows

Operating Activities, page 39

        3.     It appears that the majority of the December 31, 2009 accounts receivable balance due from Genetics International, Inc. remains outstanding. Please revise to provide additional disclosure regarding the nature of this receivable along with a discussion of management's assessment of the collectability of this amount Your revised disclosure should also explain your business relationship with Genetics International, Inc. in the context of accounts receivable collections.

        Response:    The Company has expressly addressed the Genetics International accounts receivable in Operating Activities in Liquidity and Capital Resources. Please see page 39.

Business, page 44

        4.     Please revise the disclosure in this section to indicate, as you state in your supplemental response to comment 9 from our letter dated March 22, 2010, that you do not have a written agreement with S.C.A.L.E. Ag Services. In addition, please revise the risk factor regarding your dependence on customers to focus on the lack of written agreements with S.C.A.L.E. and Genetics International.

        Response:    The Company has expanded the discussion of Genetics International and S.C.A.L.E. Ag Services in the Business section and in the risk factors to state that it does not have written contracts with either of these customers. Please see pages 12 and 55.

Seed Holding, LLC

Consolidated Financial Statements

Notes to Consolidated Financial Statements Note 3—Business Combinations, F-15

        5.     In our review of your correspondence dated March 26, 2010, we noted your conclusion that the restatement of your financial statements as a result of the error in your application of purchase accounting to the acquisition of S&W Seed Company (a California general partnership) was not considered a material change. However, considering the magnitude of this misstatement and the impact of the adjustment resulting from the following comment, your financial statements appear to be materially misstated. As such, it appears that your financial statements should be adjusted accordingly. Please revise or advise.

        Response:    The Company has restated its financial statements in order to comply with this comment. Please see the restated financial statements beginning on page F-3.

        6.     We note your response to our prior comment 12. Based on our review of the Agreement for Sale of Partnership Interests entered into on June 27, 2008, it appears that Seed Holding, LLC was obligated to purchase an additional 30% interest in S&W Seed Company (a California general partnership) for a fixed price (i.e. a 15% interest on June 30, 2009 for $600,000 and a 15% interest on June 30, 2010 for $600,000). Although the parties to this agreement may have intended for the purchase to be a series of separate transactions, the terms set forth in the agreement appear to represent a fixed price forward contract. This would result in the entire purchase of the 90% interest being recorded on day one (i.e. June 27, 2008) with the remaining 10% recorded as a minority interest (currently referred to as a non-controlling interest). Because the forward purchase contract requires the holder of a controlling interest to purchase a set number of shares from a non-controlling interest holder for cash, it appears the 30% interest to be purchased at the applicable closing dates would be recognized as a liability. The liability would be recorded at the present value of the price stated in the contract. Subsequent adjustments to accrete the liability (i.e. under the effective interest method) to the stated amount payable at each closing date under the contract (i.e. June 30, 2009 and June 30, 2010) should be recorded to interest expense. Please revise or advise. Please refer to guidance in FASB ASC 48040-55-53 through 48010-55-54.

        Response:    The Company has restated its financial statements in order to comply with this comment. Please see the restated financial statements beginning on page F-3.

        7.     Please revise your financial statements to address the effect of the changes resulting from the misapplication of purchase accounting on your subsequent acquisition of the 10% interest in S&W Seed Company (a California general partnership) completed on December 31, 2009.

        Response:    The Company has restated its financial statements to reflect that it owned 100% of the partnership as of December 31, 2009. Although the Company initially used the correct methodology for recording the 10% non-controlling interest acquired on December 31, 2009, the errors mentioned above changed the carrying amount of non-controlling interests and changed the accounting entries within equity required for the December 31, 2009 acquisition. The Company accounted for the acquisition of the remaining 10% non-controlling interests pursuant to FASB Standard ASC 801. Please see the restated financial statements beginning on page F-3.

        8.     In connection with the preceding comments, please provide disclosure regarding the correction of an error in previously issued financial statements in accordance with FASB ASC 250-10-50-7 through 50-11.

        Response:    The Company has restated our financial statements accordingly and has included the required disclosure regarding the correction of an error in accordance with FASB ASC 250-10-50-7 through 50-11. Please see the restated financial statements beginning on page F-3.

Exhibits

        9.     Your response to prior comment 16 from our letter dated April 8, 2010 indicates your intention to only redeem the warrants provided there is an effective registration statement covering the exercise of the warrants. Neither the warrant nor the related warrant agreement appear to contain any restrict to this effect. Please advise or revise.

        Response:    As discussed in response to Comment No. 2, the Company has revised the language of the Class A Warrants and Class B Warrants to more expressly state that the Company may only redeem the warrants if there is a current and effective registration statement. The revised specimen warrants certificates (Exhibits 4.3 and 4.3) have been refiled as a part of Amendment No. 4.

Exhibit 5.1

        10.   Please revise your legality opinion to address whether the units and warrants are also legal and binding obligations under the state law covering the warrant agreement.

        Response:    Exhibit 5.1 has been revised as requested by the Staff and has been refiled as a part of Amendment No. 4.

        Should you have further comments or questions, we will respond immediately. We have tried to do our best to fully comply with our disclosure obligations, but we are aware that the Staff could have more comments. We have not submitted requests for acceleration with this filing, as we believe that would be inappropriate, but we would be extremely grateful if the Staff would advise us as early as possible whether or not we have fully complied and may proceed to file acceleration requests. Thank you in advance for your anticipated assistance and cooperation.

Very truly yours,
/s/ Debra K. Weiner
Debra K. Weiner
cc:
Jay Williamson
Pamela Howell
Ethan Horowitz
Mark S. Grewal
Matthew K. Szot
Grover T. Wickersham
Mark A. von Bergen
Jason Barker
Lorraine Maxfield
Joseph P. Sullivan
Casey Kinchen